FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 5, 2015

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 5, 2015	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Investor Relations Contact:

Iris Wu, Manager

irissh_wu@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

October 5, 2015

An Open Letter to SPIL Shareholders from ASE

To Our Honorable Fellow SPIL Shareholders:

As a follow-up to the letters Advanced Semiconductor Engineering, Inc. (“ASE” or “we”) sent to you on September 28, 2015 and October 1, 2015, we would like to provide a few updates in connection with the upcoming extraordinary shareholders’ meeting of Siliconware Precision Industries Co., Ltd. (“SPIL”) on October 15, 2015 (“EGM”).

Our reasons for opposing the EGM proposals have been explained in our earlier letters to you. We would like to highlight that ASE is not the only one that opposes the proposals to be voted upon at the EGM.

Over the past few days, as reported in the media, both Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”), two of the world’s foremost proxy advisors, have recommended that shareholders vote AGAINST the proposals to be voted on at the EGM. The recommendations of ISS and Glass Lewis are extremely highly regarded and routinely followed in the United States and elsewhere by institutions that follow best practices in corporate governance.

As quoted in the media, here are a few of the reasons that ISS and Glass Lewis recommend that shareholders vote against the EGM proposals:

•	“the board has not provided valid justifications regarding the necessity of share exchange for the formation of strategic alliance or the absence of premium for the share exchange pricing with Hon Hai”

•	“in determining possible control premium relating to the share exchange ratio, SPIL’s management seems to apply a double standard. SPIL strongly criticized ASE's tender offer based on the argument that ASE did not take into account the control premium [for the fair value of SPIL’s share] in determining the tender offer price. However, such control premium was not added in the pricing of SPIL’s shares to be issued under the share exchange with Hon Hai”

•	“the proposed share exchange ratio for SPIL to issue 2.34 shares in exchange for 1 Hon Hai share is at a deep discount and Hon Hai will obtain a unreasonably large portion of SPIL’s stake. Such an outcome could be unduly dilutive to shareholders’ interests”

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•	“the implied valuation of SPIL’s shares to be issued to Hon Hai is not only 23.5% below ASE’s tender offer price, but also 29.6% below the valuation provided in SPIL’s fairness opinion”

•	“Although SPIL stated that through the share exchange with Hon Hai it may increase the company's capital reserve for earning distribution and increase dividend payout in the future, such measure will not increase SPIL’s cash position”

•	“SPIL's strategic alliance with Hon Hai in the form of a share exchange is not presented as a separate voting agenda, but instead is bundled through the amendments to the SPIL’s Articles of Incorporation and Procedures for Acquisition and Disposition presented as the voting agenda for this meeting. To SPIL shareholders, such structure poses risks arising from the lack of disclosure and granting excessive board authorization to SPIL’s board”

•	“the structure of the voting agenda poses governance-related risks to shareholders. Under the current structure, shareholders are unable to fully assess the potential impact of the transaction in order to make a correct decision”

•	“such an amendment to the bylaws is not a one-time authority; rather, it would authorize SPIL’s board to conduct transactions similar to the Hon Hai share exchange up to the newly expanded share issuance limit in the future without shareholders’ approval”

•	“SPIL decided to enter into a share exchange with Hon Hai just one week after ASE announced its intention to commence a tender offer… absent reasonably extenuating circumstances, Glass Lewis does not support actions by companies that are blatant attempts at implementing anti-takeover defenses”

For the above reasons, if you held SPIL shares on September 15, 2015, we urge you to attend the EGM to exercise your shareholder rights and vote “AGAINST” the proposed amendments to SPIL’s Articles of Incorporation and the proposed amendments to SPIL’s Procedures for Acquisition and Disposition.

Wishing all SPIL shareholders good health and all the best,

Advanced Semiconductor Engineering, Inc.

Safe Harbor Notice:

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2014 Annual Report on Form 20-F filed on March 18, 2015.

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